United States securities and exchange commission logo





                             March 30, 2022

       Sharon Hollis
       Chief Executive Officer
       InnovaQor, Inc.
       400 S. Australian Avenue, Suite 800
       West Palm Beach, Florida

                                                        Re: InnovaQor, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 3, 2022
                                                            File No. 000-33191

       Dear Ms. Hollis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed on March 3, 2022

       Emerging Growth Company Status of InnovaQor, page 10

   1. Please update your disclosure to reflect that the current revenue threshold for an EGC is
                                                        $1.07 billion. Refer to
the definition of Emerging Growth Company in Rule 405 under
                                                        the Securities Act.
 Sharon Hollis
FirstName
InnovaQor,LastNameSharon Hollis
            Inc.
Comapany
March      NameInnovaQor, Inc.
       30, 2022
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Liquidity and Capital Resources, page 33

2. We note your disclosure that "management believes that its cash resources will not be sufficient to fund its operations through the end of the third quarter." Please revise to disclose the amount of capital required to fund your operations for the next 12 months.
         Refer to Item 303(b)(1) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 34

3. We note that you now have multiple classes of voting securities issued and outstanding.
         Please revise to provide beneficial ownership for each class of voting securities and add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table.
Financial Statements and Exhibits, page 37

4. Please refile your exhibits in the proper text-searchable format. Please refer to Section
         5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version
58) (June 2021)
         and Item 301 of Regulation S-T.
Financial Statements of InnovaQor, Inc.
Note 2 - Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page F-12

5. Please refer to Section 1. Purchase and Sale of the merger Acquisition Agreement filed as
         Exhibit 2.1. We note that Gerald Dab, then CEO of Visualmed Clinical Solutions Corp.
         (VMCS and now InnovaQor, Inc.), and Epizon Limited (controlled by Seamus Lagan,
         CEO of Rennova Health Inc.) entered into an agreement dated May 2, 2021 transferring to
         Epizon 1,000 shares of Class A Supermajority Voting Preferred Stock. Explain for us the
         terms of this agreement, including the nature of the contemplated transaction to be completed by VCMS, how and when the requisite conditions were met, and how the transfer was recorded. Additionally, tell us how and when control of these Class A
         Supermajority Voting Preferred Stock and VMCS (now InnovaQor) passed to Epizon.
6. Further, tell us how you determined the fair value of the consideration exchanged in the transaction.
Note 3 - Acquisitions, page F-13

7. We note your statement hereunder that "regardless that the Company had zero revenues prior to the acquisition, the Company was actively conducting business and for that reason the acquisition was accounted for as a business combination." Explain for us how you determined that VisualMed Clinical Solutions Corporation (now InnovaQor, Inc.) could be deemed a business based on the guidance in ASC 805-10-55-5 with respect to the asset screen and the framework for evaluating whether a set includes both an input and a substantive process to create an output. Tell us also your consideration of whether or not
 Sharon Hollis
InnovaQor, Inc.
March 30, 2022
Page 3
         the transaction should be accounted for as a reverse recapitalization of the Advanced
         Molecular and Health Technologies Solutions Group and why recognition of goodwill and intangible assets at fair value would be appropriate.
Note 9 - Stockholders' Equity, page F-15

8. We note that Preferred Stock Series B and Series C convert into a variable number of shares and the monetary value of the obligation is based solely on a fixed monetary amount (stated value) known at inception. Accordingly, they should be classified as a liability under the guidance in ASC 480-10-25-14a. Please advise or revise.
Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page
F-28

9. It appears as though you have started to recognize revenues from diverse product lines:
         software, information technologies, IT managed services and data analytics and laboratory information software, electronic health record software, and laboratory information management systems. Such revenue appears to be earned by your subsidiaries: Health
         Technology Solutions, Medical Mime, Inc. and ClinLabs. Please expand your revenue recognition disclosures pursuant to ASC 606-10-50.
Financial Statements of Advanced Molecular and Health Technology Solutions
Group.
Note 2 - Summary of Significant Accounting Policies
Income Taxes, page F-43

10. We note that "the Group has not provided for income taxes in its combined financial statements." Tell us your consideration of the guidance provided by Interpretive
         Response to Question 3 of Staff Topic 1.B.1, Allocation Of Expenses And Related
         Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business
         Components Of Another Entity.
Exhibits
FirstName LastNameSharon Hollis
Comapany
11.        NameInnovaQor,
       Please                Inc.with Epizon Limited as an exhibit. Refer to
Item 601(b)(10) of
              file the agreement
March Regulation
       30, 2022 PageS-K.
                       3
FirstName LastName
 Sharon Hollis
FirstName
InnovaQor,LastNameSharon Hollis
            Inc.
Comapany
March      NameInnovaQor, Inc.
       30, 2022
March4 30, 2022 Page 4
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FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Kathryn
Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at 202-
551-7361 or Matthew Derby, Staff Attorney, at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Thomas Cookson